NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	February 28 2005 $ Restated	August 31 2004 $	February 29 2004 $
	(unaudited)	(audited)	(unaudited)
Assets

Cash and cash equivalents	1,977	1,484	344

Accounts and other receivables	13,839	16,088	27,895

Investment in film and television programming	19,726	18,349	19,653

Prepaid expenses and deposits	273	119	487

Property and equipment	439	89	70

Restricted term deposits	21,917	21,339	-

	58,171	57,468	48,449

Liabilities

Production loans	16,684	12,598	18,964

Accounts payable and accrued liabilities	12,264	12,399	6,939

Deferred revenue	133	3,324	3,238

Distribution obligation (note 4)	1,467	1,467	2,312

Non-controlling interest	174	-	346

Obligation to issue shares (note 3(d))	2,331	3,093	3,076

Revenue guarantee obligation	21,917	21,339	10,158

	54,970	54,220	45,033

Shareholders’ Equity

Capital stock	35,925	35,925	35,888

Contributed surplus	2,305	2,085	337

Other paid-in capital	680	680	680

Deficit	(35,709)	(35,442)	(33,489)

	3,201	3,248	3,416

	58,171	57,468	48,449

Nature of operations and going concern (note 1)

Approved by the Board of Directors

                                    Director                                                         Director

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Operations

For the Three and Six Months ended February 28, 2005 and February 29, 2004

(expressed in thousands of Canadian dollars, except per share amounts)

	3 months ended February		6 months ended February
	2005 $ Restated	2004 $	2005 $ Restated	2004 $
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	1,706	7,654	4,804	12,878

Expenses
Amortization of investment in film and television programming and other production costs (note 2)	1,097	5,332	4,030	9,772
Selling, general and administrative	933	624	1,772	1,129
Other amortization	23	4	27	6

	2,053	5,960	5,829	10,907

(Loss) earnings from operations before the undernoted	(347)	1,694	(1,025)	1,971
Interest income	273	7	532	7
Interest expense	(390)	(1)	(728)	(2)
Provision for obligation to issue shares	-	(94)	-	(188)
Foreign exchange (loss) gain	(83)	26	(28)	27
Gain on settlement of obligation (note 7)	762	-	762	-
Gain on sale of asset	32	-	32	-
Recovery of selling, general and administration expenses	30	-	149	-
Non-controlling interest	(14)	(346)	(14)	(346)

(Loss) earnings before income taxes	263	1,286	(320)	1,469

Income tax recovery	-	-	-	-

Net (loss) earnings for the period	263	1,286	(320)	1,469

Net (loss) earnings per common share

Basic	0.02	0.07	(0.02)	0.09

Diluted	0.01	0.06	(0.02)	0.07

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

For the Three and Six Months ended February 28, 2005 and February 29, 2004

(expressed in thousands of Canadian dollars)

	3 months ended February		6 months ended February
	2005 $ Restated	2004 $	2005 $ Restated	2004 $
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Deficit - Beginning of period As previously reported	(36,025)	(34,775)	(35,442)	(34,958)

Effect of adoption of Accounting Guideline -15 (note 2)	53	-	53	-

As restated	(35,972)	(34,775)	(35,389)	(34,958)

Net (loss) earnings for the period	263	1,286	(320)	1,469

Deficit - End of period	(35,709)	(33,489)	(35,709)	(33,489)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

 For the Three and Six Months ended February 28, 2005 and February 29, 2004

(expressed in thousands of Canadian dollars)

	3 months ended February		6 months ended February
	2005 $ Restated	2004 $	2005 $ Restated	2004 $
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities
Net (loss) earnings for the year	263	1,286	(320)	1,469
Items not affecting cash
Amortization of film and television programming	920	5,329	3,756	9,633
Other amortization	23	4	26	6
Gain on sale of asset	(32)	-	(32)	-
Gain on settlement of obligation (note 7)	(762)	-	(762)	-
Stock based compensation	220	-	220	-
Provision for share issuance	-	94	-	188
Non-controlling interest	14	346	14	346
Investment in film and television programming	(4,723)	(5,013)	(5,133)	(8,482)
Changes in non-cash operating working capital	2,854	(5,241)	(1,339)	(4,686)

	(1,223)	(3,195)	(3,570)	(1,526)

Cash flows from investing activities
Property and equipment purchases	(2)	(21)	(24)	(41)

	(2)	(21)	(24)	(41)

Cash flows from financing activities
Issuance of common shares	-	-	-	10
Issuance of production loans	6,283	6,359	9,906	7,900
Repayment of production loans	(3,952)	(3,045)	(5,819)	(6,910)

	2,331	3,314	4,087	1,000

Increase (decrease) in cash and cash equivalents	1,106	98	493	(567)

Cash and cash equivalents - Beginning of period	871	246	1,484	911

Cash and cash equivalents - End of period	1,977	344	1,977	344

Supplemental cash flow information
Interest paid	69	1	313	2

Non-cash transaction
Obligation to issue shares	-	94	-	188

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2005 and February 29, 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and London, England, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the company) is an integrated company that creates, develops, produces and distributes film, television and video programming for worldwide markets.

During the year ended August 31, 2003, the company underwent significant restructuring to its business operations. As described more fully in the following notes, the company acquired various film assets, including all of the issued share capital of GFT Entertainment Inc. GFT Entertainment Inc. was the parent company of five film production companies, each of which, at the time of acquisition, had partially completed a film production.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The company has undergone substantial financial restructuring and requires additional financing until it can generate positive cash flows from operations. While the company continues to maintain its day-to-day activities and produce films and television programming, its working capital situation is severely constrained. Furthermore, the company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

The application of the going concern basis is dependent upon the company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due. Management is currently in discussions with potential lenders to close additional financing. There is no assurance that the company will be successful in its financing efforts and in achieving sufficient cash flows from operations to fund working capital. If the company is unsuccessful, the company may be required to significantly reduce or limit operations.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Significant Accounting Policies

Basis of Presentation

The interim consolidated financial statements of the company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements include the accounts of the company and its subsidiaries.  All material intercompany balances and transactions have been eliminated.

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2005 and February 29, 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

The interim consolidated financial statements have been prepared in a manner which is consistent with the accounting policies described in the Company’s Annual Report for the year ended August 31, 2004 and should be read in conjunction therewith, except as noted below.

Adoption of AcG - 15

Effective December 1, 2004, the company was required to adopt the Canadian Institute of Chartered Accountants’ Accounting Guideline (“AcG - 15 ” ), “Consolidation of Variable Interest Entities” AcG - 15 expands upon and strengthens existing accounting guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity.  Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest. AcG - 15 requires a variable interest entity (“VIE”) to be consolidated by a company if that company is the primary beneficiary of that entity.  An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.

Under the guidelines of AcG - 15, the company is required to consolidate the assets, liabilities and operating results of Peace Arch Project Development Corp. (“PAPDC”). As described in note 3(b), PAPDC is the owner of the company’s assets and business in existence prior to the reorganization and rationalization of its assets, operations and subsidiaries. Following the sale of PAPDC to a third party as described in note 4, the company continued to have a variable interest in PAPDC, and it has been determined that the company will be required to absorb the majority of the expected losses of PAPDC. Under the rules governing AcG-15, the company is considered the primary beneficiary of PAPDC and consequently the company has consolidated PAPDC on a retroactive basis effective December 1, 2004 , without restatement of prior periods ..

The impact of consolidating PAPDC under AcG - 15 has resulted in an increase in property and equipment, net of accumulated amortization, of $352,000 an increase in tax credits receivable of $56,000, an increase in accounts payable of $54,000, non-controlling minority interest of $160,000, and deferred gain of $141,000, and a cumulative effect of the change in accounting policy of $53,000.

The consolidation of PAPDC under AcG - 15 has also resulted in an increase in other amortization, gain on sale of asset, and non-controlling interest of $19,000, $32,000 and $14,000, respectively, relating to operating activity for the three months ended February 28, 2005 for PAPDC.   There was no effect on the net loss for the t hree month period ended February 28, 2005.

Business combination, debt restructuring and financing

On January 20, 2003, as approved and ratified by the shareholders of the company at the Annual General Meeting of Shareholders on that date, the company entered into a number of agreements to effect a business combination and certain asset acquisition and financing transactions. Details of the transactions are as follows:

a)

Private placement financing

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2005 and February 29, 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

The company issued 5,000,000 Common Shares at an agreed price of $0.30 per share, for total cash proceeds of $1,500,000.

b)

Reorganization of a subsidiary, Peace Arch Project Development Corp. (PAPDC)

The company carried out a reorganization and rationalization of its assets, operations and subsidiaries. The reorganization was carried out in conjunction with, and pursuant to, the terms of the Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle) and the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank - California (Comerica), by which the debts of the company, and its subsidiaries, to Fremantle and Comerica were renegotiated as in (d) below.

Pursuant to the reorganization, the company’s wholly owned subsidiary PAPDC became the owner of substantially all of the assets and business (collectively, the pre-existing assets) that the company owned immediately prior to undertaking its business combination through the acquisition of GFT Entertainment Inc. (see (c) below) on January 20, 2003. The pre-existing assets consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the company in its subsidiaries existing at January 20, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the company, including the company’s indebtedness to Fremantle and Comerica. However, the company continued to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the company to each of them (see (d) below for additional discussion).

c)

Business combination

On January 20, 2003, the company acquired certain film assets owned and controlled by CPC Communications Inc. (“CPC”) for $2.5 million, the consideration being the issuance of 8,333,333 Common Shares of the company at a deemed price of $0.30 per share. The primary asset acquired was a 100% ownership interest in GFT Entertainment Inc., which itself was a 100% shareholder in five special purpose production companies that owned various rights to five films, namely Crime Spree, Partners in Action, Absolon, The Limit and Detention. The underlying assets included films in progress, accounts receivable and tax credit assets.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2005 and February 29, 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

d)

Debt restructuring, issuance of conversion instruments and gain on modification

Debt restructuring

During the year ended August 31, 2002, the company entered into an agreement with Fremantle, an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan secured by a charge on the assets of the company and a secured interest in certain copyrights to productions. The term loan note bore interest at 10% per annum and was intended to mature on June 30, 2004. Subsequent to August 31, 2002, the company failed to make scheduled repayments of principal of $500,000 and also interest owing.

Effective January 30, 2003, the company and Fremantle agreed to restructure the remaining $7,580,000 of term loan due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the company as they existed immediately prior to January 30, 2003 (the pre-existing assets), that date being the closing of the acquisition and financing transactions described elsewhere in this note. The new debt had no fixed repayment dates. Interest, which continued to accrue at 10% per annum, and principal were payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also excluded a previous right of prepayment by the company of all outstanding amounts.

Pursuant to the Debt Repayment Agreement dated January 30, 2003, the company also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

The modification of the debt was treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt instrument was at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification was based on the discounted expected future cash flows of the pre-existing assets. The company recorded a gain on modification of the debt as described below.

Release and reconstitution of a loan guarantee

During the year ended August 31, 2001, the company guaranteed a loan due to Comerica to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,075,000) and the company recognized its obligation as debt and receivable due from the co-producer. The receivable was written off at August 31, 2002.

During the year ended August 31, 2003, the company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets.

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2005 and February 29, 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the company at a deemed price of $5.00 per share.

The modification of the Comerica obligations was treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt was at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification was based on the discounted expected future cash flows of the pre-existing assets. The company has recorded a gain on modification as described below.

Conversion instruments

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Fremantle which permits Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Common Shares of the company for a period of 90 days commencing on December 31, 2004.

The conversion price will be the lower of either (a) $5.00 per share or (b) the average closing price of the Common Shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share. Pursuant to the conversion instrument, 2,527,000 Common Shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, have been reserved for issuance.

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Common Shares of the company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share.

Pursuant to the conversion instrument, 336,000 Common Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, had previously been reserved for issuance.

For the year ended August 31, 2003, the company estimated that the fair value of the obligation to issue shares to both Fremantle and Comerica was $2,887,000 and charged that amount against the computed gain on modification described above. Since upon exercise of the conversion instruments by Fremantle and Comerica, the company has issued a right to Fremantle and Comerica to receive a variable amount of shares in settlement of their loans, the company reflected the amount as a liability.

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2005 and February 29, 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

On June 25, 2004, the company voluntarily issued 3,489,814 Common Shares of the company to PAPDC in consideration for PAPDC agreeing to assume the obligation to issue the Common Shares of the company to Fremantle and Comerica (collectively, the Lenders) should the Lenders eventually opt to call upon those shares in settlement of the PAPDC obligations. A director, officer and shareholder of the company serves as an escrow agent to hold and direct the shares as appropriate to the Lenders and/or PAPDC upon the Lenders’ decision to convert the obligations to Common Shares of the company. Pursuant to these arrangements, the company also eliminated its right to receive the obligation of PAPDC to the Lenders.

Although owned by a third party, for accounting purposes, the company continues to reflect the obligation to issue shares as a liability because of the company’s and its related parties’ continued involvement with PAPDC. PAPDC’s only asset is the right to receive its participation in the films that the company retained. Further, PAPDC continues to be indebted to the company for an amount of $10,252,000. The company has provided a full valuation allowance against this loan. Accordingly, the shares have been considered to be issued in escrow or in trust to settle the company’s obligation.

On March 31, 2005 Fremantle agreed to convert its $8,793,375 note plus interest in the Company for 2,931,125 shares of Peace Arch common stock.

Sale of subsidiary

Subsequent to the reorganization of PAPDC described in note 3(b), on August 1, 2003, the company sold all of its shares in PAPDC for nominal consideration and recognized a loss of $164,000 on the disposal. During the year ended August 31, 2003, the operating results of PAPDC were included in the consolidated financial statements until the date of the disposal.

On the same date, the company entered into a Sales Agency Agreement with PAPDC, its subsidiaries and the purchaser, under which the company retained exclusive 25-year worldwide distribution rights for all of the films and television programming rights owned by PAPDC and its subsidiaries. Under the Sales Agency Agreement, the company has the full right to enter into sales contracts and is subject to the related credit risk and accordingly acts as principal to any sales transactions related to these distribution rights. Under the agreement, the gross receipts of any sale made by the company are distributed in the following priority: a) receipts to cover the company’s distribution and marketing costs are retained by the company; b) amounts up to 30% of any gross receipts are retained by the company; c) 10% of the gross receipts are paid to the purchaser of the shares of PAPDC referred to in the first paragraph above; and d) any remaining gross receipts are paid to PAPDC, which in turn is required to pay such proceeds to Fremantle to settle PAPDC’s debt obligation to Fremantle.

As these arrangements were entered into in conjunction with the sale of the shares for a nominal amount, the company is considered the primary obligor with respect to the productions and, accordingly, the distribution rights have effectively been retained by the company and accounted for as a related party transaction between the company and its wholly owned subsidiary PAPDC. Accordingly, these financial statements reflect the distribution rights received from PAPDC at the carrying value of the film and television programming at the date of the agreement in the amount of $2,649,000. In addition, these financial statements reflect the estimated amounts payable to PAPDC and the purchaser as a distribution obligation in the amount of $2,312,000. The

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2005 and February 29, 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

difference between the distribution rights and the distribution obligation of $337,000 was credited to contributed surplus.

Segmented information

The company conducts its operations in two business segments: production services for projects in which the company does not hold an ultimate financial interest in a film or video program, and production and distribution of proprietary programming interests, which is programming the company owns or in which it holds a continuing and long-term financial interest. The company has its head office in Toronto, and maintains offices in Vancouver, Los Angeles and the U.K. The sales office in the U.K distributes the company’s property throughout the world. Substantially all of the company’s properties and equipment are located in Canada. Selected information for the company’s operating segments, net of intercompany amounts, is as follows:

	3 months ended February		6 months ended February
	2005	2004	2005	2004
	$ Restated	$	$ Restated	$
Revenue
Proprietary	1,625	7,654	4,723	12,876
Service	79	-	79	-
Other	2	-	2	2
	1,706	7,654	4,804	12,878
Gross Profit
Proprietary	508	2,224	670	3,059
Service	94	-	102	-
Other	7	98	2	47
	609	2,322	774	3,106

Gross profits is defined as segment revenue less segment amortization of film and television programming, and other production costs. Other activities comprise corporate functions.

Geographical information, based on customer location, is as follows:

	3 months ended February		6 months ended February
	2005	2004	2005	2004
	$ Restated	$	$ Restated	$
Revenue
Canada	1,387	1,519	1,505	2,341
United States	211	1,015	9,198	2,923
United Kingdom	-	877	-	-
Other foreign	108	4,243	181	7,614

	1,706	7,654	4,804	12,878

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2005 and February 29, 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

Related party transactions

The company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the six months ended February 28, 2005, the company paid $90,000 (2004 - $79,000) to a company controlled by a shareholder, director and officer of the company for executive services rendered. These expenditures are reflected in the company’s selling, general and administrative expenses.

b)

During the six months ended February 28, 2005, the company paid $32,000 (2004 - $43,000) to a shareholder, director and officer of the company for legal services rendered. These expenditures are reflected in the company’s selling, general and administrative expenses.

c)

As at February 28, 2005, the company was indebted to a company controlled by a shareholder, director and officer of the company in the amount of $nil (2004 - $2,223,000). This loan carried interest at the rate of prime plus 2% per annum. The proceeds of this loan were used by the company to fund certain productions.

As at February 28, 2005, the company was owed $167,000 (2004 - $1,959,000) from the same related party above which is included in accounts and other receivables. This balance is unsecured, non-interest bearing and has no specified repayment date. The 2004 balance included a receivable related to a sale to a related party.

d)

As at February 28, 2005, included in accounts receivable was $1,480,000 (US$1,200,000) (2004 - $nil) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

Other related party transactions and balances have been described elsewhere in these financial statements.

Gain on settlement of obligation

The company recognized a gain of $762,000 on the settlement of its obligation to issue shares representing the difference between the obligation carrying amount and the settlement price (see note 9).

Restatement of the Six Months Ended February 28, 2005

(i)

During the year ended August 31, 2005, the company identified a required revision to its February 28, 2005 financial statements related to the accounting treatment of a complex arrangement with Showtime for the project “Our Fathers.”  It was determined the arrangement was in the nature of a co-financing relationship where both parties contributed financially to the production.  Under GAAP, the co-financier’s contribution to the project is considered a reduction of the film’s negative costs.  Previously, the co-financier’s contribution to the production was recognized as revenue by the company from sale of rights.

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2005 and February 29, 2004

(Amounts in tables expressed in thousands of Canadian dollars, except per share numbers)

The cost of the company’s investment in its film assets is similarly reduced.  The adjustment to the February 28, 2005 quarter is a reversal of $6,080,000 in revenues and $5,717,000 in amortization resulting in a $363,000 increase in net loss.

(ii)

The company identified a required revision to its February 28, 2005 financial statements related to the valuation of its obligation to issue shares. It was determined that the price of the company's stock on the settlement date (see note 9) should be used to value the obligation to issue shares at February 28, 2005. The adjustment to the February 28, 2005 quarter is a reduction of the obligation to issue shares and a gain on the revaluation and settlement of obligations of $762,000.

Subsequent event

On March 31, 2005, Fremantle converted its $8,793,000 note plus interest for 2,931,125 shares of the company’s common stock.

(9)